Exhibit 99.2

7 October 2003

The following replaces the DEBUT EUROBOND TRANSACTION announcement released today at 15.25 under RNS number 6279Q. The final maturity date in connection with the offering of €600 million of Euro denominated bonds is 20 October 2010 (not 10 October 2010 as previously announced today).

All other details remain unchanged, and the full amended text appears below.

INTERCONTINENTAL HOTELS GROUP PLC PRICES ITS DEBUT EUROBOND TRANSACTION

InterContinental Hotels Group PLC (“IHG”) announces today that it has successfully launched and priced an offering of €600 million of Euro denominated bonds (the “Bonds”). The Bonds, which will have a final maturity date of 20 October 2010, will carry a coupon of 4.75% payable annually. The proceeds will be used to refinance existing bank debt.

Richard Solomons, finance director, said: “We are pleased with the price achieved for our debut eurobond transaction, which clearly demonstrates investor confidence in the strength of our strategy, our business model and our portfolio of market leading brands.”

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For further information, please contact:

Dee Cayhill, Corporate Affairs	020 7409 8101
Kathryn Holland, Corporate Affairs	020 7355 6516
Jo Guano, Investor Relations	020 7409 8134

Note to Editors

InterContinental Hotels Group PLC of the United Kingdom [LON:IHG, NYSE:IHG (ADRs)], owns, manages, leases or franchises, through various subsidiaries, more than 3,300 hotels and 515,000 guest rooms in nearly 100 countries and territories around the world (www.ichotelsgroup.com). The Group owns a portfolio of well recognised and respected hotel brands including InterContinental Hotels & Resorts, Crowne Plaza Hotels & Resorts, Holiday Inn, Express by Holiday Inn and Staybridge Suites, and also has a controlling interest in Britvic, the second largest soft drinks manufacturer in the UK.

InterContinental Hotels Group offers information and reservations capability on the Internet – www.intercontinental.com for InterContinental Hotels & Resorts, www.crowneplaza.com for Crowne Plaza Hotels & Resorts, www.holiday-inn.com for Holiday Inn hotels, www.hiexpress.com for Express by Holiday Inn hotels, www.staybridge.com for Staybridge Suites by Holiday Inn hotels and, for the Group’s rewards programme, www.priorityclub.com

For the latest news from InterContinental Hotels Group, visit our online Press Office at www.pressoffice.ihgplc.com.